

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2011

<u>Via E-mail</u>
Michael Shenher
Chief Executive Officer
Clean Power Concepts, Inc.
1620 McAra Street
Regina, Saskatchewan, Canada S4N 6H6

> **RE: Clean Power Concepts, Inc.**
> **Item 4.02(b) Form 8-K**
> **Filed September 20, 2011**
> **File No. 000-52035**

Dear Mr. Shenher:

   We have reviewed your Item 4.02(b) Form 8-K and have the following comment. Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Item 4.02(b) Form 8-K filed September 20, 2011</u>

1. You state that you will file an amended Form 8-K to include your independent accountant's letter as an exhibit to the 8-K/A filed on September 20, 2011 pursuant to Item 4.02(c) of Form 8-K. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your accountants have not yet provided this letter please revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter.

> Sincerely,
>
> /s/ Terence O'Brien
>
> Terence O'Brien
> Accounting Branch Chief